
SEC MAIL PROCESSING
RECEIVED
JUL 13 2007
WASH. D.C.
209
SECTION


07072140

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2006

Or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (*No fee required*)

For the transition period from ____________ to ____________

Commission file number 1-4455

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Ameron International Corporation 401(k) Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Ameron International Corporation
245 South Los Robles Avenue
Pasadena, CA 91101-3638

Ameron International Corporation
401(k) Retirement Savings Plan
Index to Financial Statements and Supplemental Schedule

McGladrey & Pullen
Certified Public Accountants

Report of Independent Registered Accounting Firm

To the Participants and Administrator of the
Ameron International Corporation
Ameron International Corporation 401(k) Retirement Savings Plan
Pasadena, California

We have audited the accompanying statements of net assets available for benefits of Ameron International Corporation 401(k) Retirement Savings Plan (the Plan) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Ameron International Corporation 401(k) Retirement Savings Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 2, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans.*

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held at End of Year as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the U.S. Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Pasadena, California
July 12, 2007

McGladrey & Pullen, LLP is a member firm of RSM International,
an affiliation of separate and independent legal entities.

Ameron International Corporation
401(k) Retirement Savings Plan
Statements of Net Assets Available for Benefits
At December 31, 2006 and 2005

	2006	2005
Assets		
Investments, participant directed, at fair value		
Mutual funds	$ 32,062,782	$ 31,941,663
Collective trusts	10,108,599	11,020,065
Ameron stock fund	5,924,403	4,699,936
Participant loans	782,347	1,300,485
Total investments	48,878,131	48,962,149
Receivables		
Employer contributions	765,771	72,363
Employee contributions	80,600	4,423
Other	9,361	-
Accrued interest and dividends	24,645	22,965
Total receivables	880,377	99,751
Total assets	49,758,508	49,061,900
Liabilities		
Corrective distributions payable	195,602	158,539
Total liabilities	195,602	158,539
Net assets available for benefits at fair value	49,562,906	48,903,361
Adjustment from fair value to contract value for fully-benefit responsive investment contracts	110,866	93,624
Net assets available for benefits	$ 49,673,772	$ 48,996,985

The accompanying notes are an integral part of these financial statements.

Ameron International Corporation
401(k) Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2006

Additions to net assets	
Investment income	
Net appreciation in fair value of investments	$ 5,994,735
Interest and dividends	73,770
Interest from participant loans	67,128
Total investment income	6,135,633
Contributions	
Participant	3,016,570
Employer	1,075,807
Rollover	202,158
Total contributions	4,294,535
Total additions	10,430,168
Deductions	
Benefits paid	9,557,779
Corrective distributions	195,602
Total deductions	9,753,381
Net increase in net assets	676,787
Net assets available for benefits	
Beginning of year	48,996,985
End of year	$ 49,673,772

The accompanying notes are an integral part of these financial statements.

1. Description of the Plan

General

The following description of the Ameron International Corporation 401(k) Retirement Savings Plan (the "Plan") provides only general information and is not intended to supersede the Plan agreement. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

Effective April 1, 1989, Ameron International Corporation ("Ameron" or the "Company") established the Plan to provide retirement benefits for its eligible employees. The Plan is a qualified defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). At various times, the Plan has been amended to modify certain of its provisions.

Administration

The Plan is administered by a Plan Committee appointed by the Company's Board of Directors. The Plan Committee has been given all powers necessary to carry out its duties, including, but not limited to, the power to administer and interpret the Plan, to answer all questions affecting eligibility of participants in the Plan, and to authorize disbursements for the payment of Plan benefits.

Trustee, Custodian, and Fund Manager of Investments

The Northern Trust Company (the "Trustee"), together with its affiliates, serves as trustee, custodian, and fund manager for certain Plan investments. The Trustee is regularly required to provide an accounting of all receipts, disbursements, and transactions made on behalf of the Plan.

Recordkeeper

Hewitt Associates (the "Recordkeeper") serves as the primary recordkeeper for the Plan.

Eligibility

All salaried and non-union hourly employees of the Company are eligible to participate in the Plan on the next Plan entry date from their hire date if they are targeted to work at least 1,000 hours per year.

Employee Contributions

Participants may contribute up to 25 percent of their annual compensation, excluding bonuses and overtime wages, as defined in the Plan. The contributions are treated as pre-tax deductions from participants' salaries under the provisions of Section 401(k) of the Internal Revenue Code (the "Code") and are subject to an annual limit ($15,000 for 2006). In addition, participants who are age 50 or older as of the end of the year may be eligible to make an additional "catch up" contribution as described in the Code. Such maximum additional contribution was $5,000 for 2006. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants may elect to have such contributions invested in any of the investment options described in Note 3. Participants may elect to change future contribution percentages on a monthly basis.

1. Description of the Plan (Continued)

Employer Contributions

The Company makes matching contributions equal to 50 percent of each participant's contribution. Such match is a maximum of 1 percent of the employee's annual compensation as defined by the Plan document. Such contributions are made in the form of cash and are credited monthly to each participant's account. The Company makes additional matching contributions, adjusted according to the Company's Return on Equity ("ROE"), as defined in the Plan, based on the amount of each participant's contribution, which is greater than 2 percent but not greater than 6 percent of the employee's annual compensation, as follows:

Return on Equity ("ROE")	Company Matching Contribution as a Percentage of Employee Contribution
ROE ≤ 10%	None
10% <ROE ≤ 12%	5%
12% <ROE ≤ 13%	15%
13% <ROE ≤ 14%	30%
14% <ROE ≤ 15%	50%
15% <ROE ≤ 16%	65%
16% <ROE ≤ 17%	80%
17% <ROE ≤ 18%	90%
18% <ROE	100%

The Company's additional matching contributions are made in the form of cash and credited to each participant's account annually, following the public disclosure of the Company's audited financial statements.

Vesting

Each participant shall vest in employer contributions at a rate of 20 percent for each of the participant's years of service with the Company, beginning after the first year of service. Each participant's contributions and the related net investment income or losses are fully vested as contributions are made and net investment results are allocated. A participant's interest in the Plan becomes fully vested if employment is terminated due to death, total and permanent disability, or retirement at age 65.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of the Company's vested and unvested contributions and Plan earnings. Allocations are based on participant contributions or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant's account.

1. Description of the Plan (Continued)

Termination
Although it has not expressed any intent to do so, the Company may amend or terminate the Plan at any time, subject to the provisions of ERISA. If the Plan were terminated, the rights of all participants to their interests in the Plan would be fully vested and nonforfeitable.

Participant Loans
Participants may elect to borrow from their investment fund accounts amounts ranging from $1,000 up to the lesser of $50,000 or 50 percent of the participant's vested account balance. Loan transactions are treated as transfers to (from) the investment funds from (to) the participant loans fund. Loan terms range from 1 to 5 years unless the loan is for the purchase of a primary residence in which case, the loan term may be up to 15 years. The interest rate on the loan is prime rate plus 1 percent, and the loan is collateralized by the participant's vested account balance. Interest rates on loans outstanding at December 31, 2006 range from 5 to 10 percent per annum. Principal and interest are paid ratably through payroll deductions. Participant loans are subject to Plan rules and restrictions in the Code and ERISA.

Benefit Payments
Upon termination of services, death, disability, or retirement, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. A participant may leave his or her account balance in the Plan, if the balance exceeds $1,000 and the participant has not yet attained age 65.

Forfeitures
Forfeitures of unvested benefits are used to reduce employer contributions to the Plan. Such forfeitures resulted in a reduction of employer contributions of $ 0 for the year ended December 31, 2006. The unallocated forfeitures balance at December 31, 2006 was $46,538.

Plan Amendments
During 2003, a Plan amendment corrected a drafting error related to the method of non-discrimination testing used by the Plan. This change had no impact on the Plan but clarified the method the Plan was using. During 2004, an additional plan amendment was made to require a participant who has transferred funds out of the Ameron Common Stock Fund (the "Stock Fund") to observe a thirty-day waiting period before that participant can transfer a new investment back into the Stock Fund. In addition, the minimum investment election in each fund was reduced from 10% to 1% increments. In 2005, a Plan amendment was also signed which allowed the Plan to use the Company's non-GAAP net income in computing the Company's ROE matching contribution for the year 2004 only. This change resulted in an additional $55,304 of ROE matching contributions than would otherwise have been allowable. The amendment also changed the force-out limit for employees who have terminated effective March 28, 2005. Prior to this amendment, a participant who terminated employment was allowed to keep his or her vested balance in the Plan only if the vested account balance exceeded $5,000. Effective March 28, 2005, this amount was lowered to $1,000.

2. Summary of Significant Accounting Policies

Basis of Accounting
The Plan's financial statements have been prepared on the accrual basis and in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition
The Plan's investments in shares of registered investment company mutual funds and Ameron common stock are stated at fair value, based on quoted market prices on the last business day of the Plan year. The Ameron Stock Fund is a unitized fund whose underlying assets consist primarily of Ameron common stock, along with an established level of funds held in a money market account for liquidity purposes. The Ameron Stock Fund's unit price is computed by the Trustee daily, by dividing the Fund's net assets at fair value, by the number of units outstanding, which are determined daily by the record keeper. Participant loans are valued at face value, which approximates fair value. Money market funds are valued at cost plus accrued interest.

The assets of the Northern Collective Stable Asset Fund include investment contracts which are presented at fair value on the statement of net assets available for benefits. The investments in the fully benefit-responsive investment contracts are also stated at contract value which is equal to principal balance plus accrued interest. As provided in the FSP, as defined below, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The fair value of fully benefit-responsive investment contracts is calculated based on market quotations of the underlying securities contained in the contracts.

Purchases and sales of securities are reflected on a trade-date basis. The basis for all securities sold is determined by average cost. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. In the statement of changes in net assets available for benefits, the Plan presents the net appreciation (depreciation) in fair value of its investments, which consists of the realized gains or losses and unrealized appreciation or depreciation on those investments.

Payments of Benefits
Benefits are recorded when paid.

Administrative Expenses
The Company paid the administrative expenses of the Plan in 2006. However, the Company, at its discretion, may elect to have the Plan pay all or part of such expenses. The expenses include, but are not limited to, trustee, legal, and accounting fees. The administrative expenses paid by the Company were insignificant for the year ended December 31, 2006.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (Continued)

New Accounting Pronouncements

As of December 31, 2006, the Plan adopted Financial Accounting Standards Board ("FASB") Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the "FSP"). The FSP requires the Statement of Net Assets Available for Benefits present the fair value of the Plan's investments as well as the adjustment from fair value to contract value for the fully-benefit responsive investment contracts. The FSP was applied retroactively to the prior period presented on the Statement of Net Assets Available for Benefits as of December 31, 2005.

In September 2006, the FASB issued Statement on Financial Accounting Standards No 157 ("SFAS 157"), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not believe the adoption of SFAS 157 will have a material impact on the financial statements of the Plan.

Risks and Uncertainties

The Plan provides for various investment options in combinations of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

3. Fund Descriptions

Participants may direct their investments among several fund options and may change investment allocations on a daily basis. A description of each of the funds for the plan years ended December 31, 2006 and 2005 are described below.

PIMCO Total Return II Fund – The PIMCO Total Return II Fund is an actively managed bond fund, which primarily invests in a diversified portfolio of fixed income securities. The fund invests in a broad spectrum of investment grade securities and seeks to provide returns with a risk posture similar to the bond market as a whole.

Allianz Mid Cap Fund – The Allianz Mid Cap Fund is an actively managed fund that invests in a diversified portfolio of common stocks. The fund seeks long-term growth of capital by investing in medium capitalization growth stocks that are reasonably priced. The name of this fund was changed during 2005, and was previously called the PIMCO Mid Cap Fund

3. Fund Descriptions (Continued)

Northern Institutional Balanced Portfolio – The Northern Institutional Balanced Portfolio is an actively managed fund that invests in common stocks, bonds, and short-term securities, depending on the fund manager's evaluation of the potential of each type of investment. The fund seeks to provide total returns by combining the risk posture of both the stock and bond markets.

Northern Institutional Equity Index Fund – The Northern Institutional Equity Index Fund is a passively managed fund that invests in a diversified group of common stocks similar to those included in the S&P 500 Index. The fund seeks to provide returns that match the performance of the unmanaged S&P 500 Index, a composite index of stocks of large capitalization companies.

Northern Collective Stable Asset Fund – The Northern Collective Stable Asset Fund is a collective trust that seeks to provide consistent income while maintaining the principal value of the fund and sufficient short-term and long-term liquidity for benefit payments and other withdrawals. The fund invests primarily in investment contracts issued by insurance companies, banks, and corporations, alternative and synthetic investment contracts, and a variety of debt instruments.

Ameron Stock Fund – The Ameron Stock Fund is a unitized fund whose underlying assets consist primarily of shares of Ameron common stock, along with an established level of cash which is held in a money market account for liquidity purposes.

4. Investments

The fair values of individual investments that represent 5 percent or more of the Plan's net assets are as follows at December 31:

	2006	2005
PIMCO Total Return II Fund	$ 6,263,166	$ 6,055,100
Allianz Mid Cap Fund	11,738,215	12,818,946
Northern Institutional Balanced Portfolio	4,356,436	4,481,313
Northern Institutional Equity Index Fund	9,704,965	8,586,304
Northern Collective Stable Asset Fund	10,009,736	10,797,628
Ameron Stock Fund	5,924,403	4,699,936

4. Investments (Continued)

The net appreciation in the fair value of investments by investment type is as follows for the year ended December 31:

	2006
Mutual funds	$ 2,250,662
Collective trusts	504,765
Ameron stock fund	3,239,308
Net appreciation in fair value of investments	$ 5,994,735

5. Transactions With Related Parties

The Trustee is a party-in-interest as defined by ERISA. The Trustee invests certain Plan assets in investment funds managed by the Trustee. Such transactions qualify as party-in-interest transactions for which a statutory exemption exists.

6. Federal Income Tax Status

The Plan obtained its last determination letter from the Internal Revenue Service ("IRS") on August 19, 2002. The IRS stated that the Plan, as designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. The Plan Committee believes that the Plan is designed and is currently being operated in compliance with the qualification requirements of the Code. The Plan has applied for a new determination letter which is expected to be received in 2007.

7. Reconciliation of Financial Statements to Form 5500

	December 31, 2006
Net assets available for benefits per the financial statements	$49,673,772
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(110,866)
Net assets available for benefits per the Form 5500	$49,562,906

	Year Ended December 31, 2006
Total investment income per the financial statements	$6,135,633
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(110,866)
Total investment income per the Form 5500	$6,024,767

Supplemental Schedule

Ameron International Corporation
401(k) Retirement Savings Plan
Employer Identification Number (EIN) – 77- 0100596, Plan number – 005
Schedule H, Line 4i – Schedule of Assets Held at End of Year
At December 31, 2006

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Interest in Mutual Funds			
	PIMCO	PIMCO Total Return Fund		$ 6,263,166
	Allianz	Allianz Mid Cap Fund		11,738,215
*	Northern Trust	Northern Institutional Balanced Portfolio		4,356,436
*		Northern Institutional Equity Index Fund		9,704,965
		Total Interest in Mutual Funds		32,062,782
	Interest in Collective Trusts			
*	Northern Trust	Northern Collective Stable Asset Fund**		10,009,736
		Northern Short Term Fund		98,863
		Total Interest in Collective Funds		10,108,599
*	Participant Loans	Participant Loans (Interest rates ranging from 5.0% to 10.0% per annum and maturing through June 2020)		782,347

NOTE: Under ERISA, an asset held for investment purposes is any asset held by the Plan on the last day of the Plan's fiscal year or acquired at any time during the Plan's fiscal year and disposed of any time before the last day of the Plan's fiscal year, with certain exceptions.

* Represents a party-in-interest for which a statutory exemption exists.

** The Northern Collective Stable Asset Fund holds investment contracts that are presented at fair value. Contract values of those investments, representing the benefits available to Plan participants, was $10,120,602 as of December 31, 2006.

Ameron International Corporation
401(k) Retirement Savings Plan
Employer Identification Number (EIN) – 77- 0100596, Plan number – 005
Schedule H, Line 4i – Schedule of Assets Held at End of Year (Continued)
At December 31, 2006

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Ameron Stock Fund	Unitized collective trust, containing primarily Ameron International Corporation Common Stock		$ 5,924,403
		Grand Total		$48,878,131

NOTE: Under ERISA, an asset held for investment purposes is any asset held by the Plan on the last day of the Plan's fiscal year or acquired at any time during the Plan's fiscal year and disposed of any time before the last day of the Plan's fiscal year, with certain exceptions.

* Represents a party-in-interest for which a statutory exemption exists.

Ameron International Corporation
401(k) Retirement Savings Plan
Exhibit Index

Exhibit	Description	Page
23.1	Consent of Independent Registered Public Accounting Firm	14

McGladrey & Pullen
Certified Public Accountants

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-114534, No. 33-57308, No. 33-59697, No. 333-36497 and No. 333-61816) of Ameron International Corporation of our report dated July 12, 2007 with respect to the financial statements of the Ameron International Corporation 401(k) Retirement Savings Plan as of December 31, 2006 and 2005 and for the year ended December 31, 2006, which appear in this Form 11-K.

McGladrey & Pullen, LLP

Pasadena, California
July 12, 2007

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERON INTERNATIONAL CORPORATION
401(k) RETIREMENT SAVINGS PLAN

By: 
James R. McLaughlin
Ameron International Corporation
Senior Vice President, Chief Financial Officer & Treasurer

Dated July 12, 2007

END